Exhibit 99

SIXTH AMENDMENT TO CREDIT AGREEMENT among MAGNA INTERNATIONAL INC., AND THE OTHER BORROWERS IDENTIFIED HEREIN as Borrowers - and - THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN as Lenders - and - THE BANK OF NOVA SCOTIA, CITIGROUP N.A., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, BNP PARIBAS SECURITIES CORP. and EXPORT DEVELOPMENT CANADA as Co - Lead Arrangers and Co - Bookrunners - and - THE BANK OF NOVA SCOTIA as Administrative Agent - and - THE BANK OF NOVA SCOTIA as European Agent - and - CITIBANK, N.A. CANADIAN BRANCH, BANK OF AMERICA, N.A., BNP PARIBAS SECURITIES CORP, and EXPORT DEVELOPMENT CANADA as Co - Syndication Agents - and - ROYAL BANK OF CANADA, and THE TORONTO - DOMINION BANK as Documentation Agents - and - CANADIAN IMPERIAL BANK OF COMMERCE, COMMERZBANK AG, NEW YORK BRANCH, ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, 4127 - 7329 - 8245.7

BANK OF MONTREAL, JPMORGAN CHASE BANK, N.A., HSBC BANK CANADA, and WELLS FARGO Bank, N.A., CANADIAN BRANCH as Senior Managing Agents - and - RAIFFEISEN BANK INTERNATIONAL AG, BANK OF CHINA, NEW YORK BRANCH, INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, GOLDMAN SACHS BANK USA, and INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA) as Co - Agents 4127 - 7329 - 8245.7 DATED as of April 27, 2023

4127 - 7329 - 8245.7 SIXTH AMENDMENT TO CREDIT AGREEMENT made as of the 27th day of April, 2023. A M O N G: MAGNA INTERNATIONAL INC. and the other Borrowers indicated on the signature pages hereto (hereinafter referred to as the “ Borrowers ”), - and - THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto (hereinafter referred to as the “ Lenders ”), - and - THE BANK OF NOVA SCOTIA , as administrative agent of the Lenders (hereinafter referred to as the “ Administrative Agent ”), - and - THE BANK OF NOVA SCOTIA, as European funding agent of the Lenders to the European Borrowers (hereinafter referred to as the “ European Agent ”), - and - CITICORP INTERNATIONAL LIMITED , as Asian funding agent of the Lenders to the Asian Borrowers (hereinafter referred to as the “ Asian Agent ” and collectively with the Administrative Agent and the European Agent, the “ Agents ”). WHEREAS the Borrowers, the Agents and certain of the Lenders are parties to a credit agreement dated as of July 8, 2011 (as amended on June 20, 2013, May 16, 2014, May 3, 2018, April 28, 2021 and May 18, 2022, the “ Credit Agreement ”);

4127 - 7329 - 8245.7 - 2 - AND WHEREAS the parties hereto wish to further amend certain terms and conditions of the Credit Agreement; NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein : 1. General In this amendment to the Credit Agreement (the “ Amending Agreement ”) (including the recitals) unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement. 2. To be Read with Credit Agreement This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time. 3. Amendments to Credit Agreement (a) The two references in the Credit Agreement (in the definition “Schedule II Reference Lenders” and Section 11.13(c)) to “BNP Paribas (Canada)” shall be deleted and replaced with “BNP Paribas, Canada Branch”. (b) Section 1.01 of the Credit Agreement is hereby amended by deleting the definition of “Final Repayment Date” and replacing such deletion as follows: “ “Final Repayment Date ” means June 24, 2028, subject to extensions of the maturity date as provided for in Section 2.06.” (c) Section 1.01 of the Credit Agreement is hereby amended by deleting “$2,400,000,000” in the definition of “Tranche A Commitment Amount” and replacing such deletion with “US$2,550,000,000 ”. (d) Section 1.01 of the Credit Agreement is hereby amended by deleting “$1,550,000,000” in the definition of “Tranche A - 1 Commitment Amount” and replacing such deletion with “US$1,700,000,000 ”. (e) Section 1.01 of the Credit Agreement is hereby amended by adding the following definition in its proper alphabetical order: “” Unadjusted Benchmark Replacement ” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.” (f) following: Section 1.20 of the Credit Agreement is hereby deleted and replaced by the

4127 - 7329 - 8245.7 - 3 - “Section 1.20 Interest Rates The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to U.S. Base Rate, the Term SOFR Reference Rate, Daily Simple SOFR, Adjusted Term SOFR, Term SOFR, CORRA, Daily Compounded CORRA or Term CORRA, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, U.S. Base Rate, the Term SOFR Reference Rate, Daily Simple SOFR, Adjusted Term SOFR, Term SOFR, CORRA, Daily Compounded CORRA, Term CORRA or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of U.S. Base Rate, the Term SOFR Reference Rate, Term SOFR, Daily Simple SOFR, Adjusted Term SOFR, CORRA, Daily Compounded CORRA, Term CORRA or any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain U.S. Base Rate, the Term SOFR Reference Rate, Daily Simple SOFR, Term SOFR, Adjusted Term SOFR, CORRA, Daily Compounded CORRA, Term CORRA or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.” (g) Article IV of the Credit Agreement is hereby amended by adding the following new Section 4.04: “ 4.04 Discontinuance of CDOR Notwithstanding anything to the contrary herein or in any other Loan Document: (a) Replacing CDOR On May 16, 2022 Refinitiv Benchmark Services (UK) Limited (" RBSL "), the administrator of CDOR, announced in a public statement that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on Friday, June 28, 2024. On the date that all CDOR Available Tenors have either permanently or indefinitely ceased to be provided by RBSL (the “ CDOR Cessation Date ”), if the then - current CDOR Benchmark is CDOR, the CDOR Benchmark Replacement will replace such CDOR Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such CDOR Benchmark on such day and all subsequent

4127 - 7329 - 8245.7 - 4 - settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the CDOR Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on a monthly basis. (b) Replacing Future CDOR Benchmarks Upon the occurrence of a CDOR Benchmark Transition Event, the CDOR Benchmark Replacement will replace the then - current CDOR Benchmark for all purposes hereunder and under any Loan Document in respect of any CDOR Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such CDOR Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such CDOR Benchmark Replacement from Lenders comprising the Majority Lenders. At any time that the administrator of the then - current CDOR Benchmark has permanently or indefinitely ceased to provide such CDOR Benchmark or such CDOR Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such CDOR Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such CDOR Benchmark is intended to measure and that representativeness will not be restored, a Canadian Borrower may revoke any request for a borrowing of, conversion to or continuation of Advances to be made, converted or continued that would bear interest by reference to such CDOR Benchmark until such Borrower's receipt of notice from the Administrative Agent that a CDOR Benchmark Replacement has replaced such CDOR Benchmark, and, failing that, such Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Prime Rate Advances. During the period referenced in the foregoing sentence, the component of Prime Rate based upon the CDOR Benchmark will not be used in any determination of Prime Rate. (c) CDOR Benchmark Replacement Conforming Changes In connection with the implementation and administration of a CDOR Benchmark Replacement, the Administrative Agent will have the right to make CDOR Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such CDOR Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement. (d) Notices: Standards for Decisions and Determinations The Administrative Agent will promptly notify Magna and the Lenders of (i) the implementation of any CDOR Benchmark Replacement, (ii) any occurrence of a Term CORRA Transition Event, (iii) the effectiveness of any CDOR Benchmark Replacement Conforming Changes, and (iv) by delivering a BA Cessation Notice pursuant to clause (g) of this Section, its intention to terminate the obligation of the Lenders to make or maintain Bankers Acceptances. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non - occurrence of an event, circumstance or date and any decision to take or

4127 - 7329 - 8245.7 - 5 - refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section. (e) Unavailability of Tenor of CDOR Benchmark At any time (including in connection with the implementation of a CDOR Benchmark Replacement), if the then - current CDOR Benchmark is a term rate (including Term CORRA or CDOR), then (i) the Administrative Agent may remove any tenor of such CDOR Benchmark that is unavailable or non - representative for CDOR Benchmark (including CDOR Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for CDOR Benchmark (including CDOR Benchmark Replacement) settings. (f) Secondary Term CORRA Conversion Notwithstanding anything to the contrary herein or in any Loan Document and subject to the proviso below in this clause, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the CDOR Benchmark Replacement described in clause (A)(I) of such definition will replace the then - current CDOR Benchmark for all purposes hereunder or under any Loan Document in respect of any setting of such CDOR Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; and (ii) each Advance outstanding on the Term CORRA Transition Date bearing interest based on the then - current CDOR Benchmark shall convert, on the last day of the then - current interest payment period, into an Advance bearing interest at the CDOR Benchmark Replacement described in clause (A)(I) of such definition having a tenor approximately the same length as the interest payment period applicable to such Advance immediately prior to the conversion or such other CDOR Available Tenor as may be selected by a Canadian Borrower and agreed by the Administrative Agent; provided that, this clause (f) shall not be effective unless the Administrative Agent has delivered to the Lenders and Magna a Term CORRA Notice, and so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from Lenders comprising the Majority Lenders or Magna. (g) Bankers’ Acceptances The Administrative Agent shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the CDOR Cessation Date (the “ BA Cessation Effective Date ”), terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances, provided that the Administrative Agent shall give notice to the Borrowers and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date (“ BA Cessation Notice ”) . If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Administrative Agent has not received, by 5 : 00 p . m . (Toronto time) on the fifth ( 5 th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers’ Acceptances from Lenders comprising the Majority Lenders, (i) any drawdown request that requests the conversion of any Advance to, or rollover of any Loans

4127 - 7329 - 8245.7 - 6 - as, a Bankers’ Acceptance shall be ineffective, and (ii) if any drawdown request requests a Bankers’ Acceptance such Advance shall be made as a CORRA loan of the same tenor. For the avoidance of doubt, any outstanding Bankers’ Acceptance shall remain in effect following the CDOR Cessation Date until such Bankers’ Acceptance’s stated maturity. (h) Definitions In this Section 4.04, the following terms have the meanings set out below: " CDOR Available Tenor " means, as of any date of determination and with respect to the then - current CDOR Benchmark, as applicable, (x) if the then current CDOR Benchmark is a term rate, any tenor for such CDOR Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such CDOR Benchmark, as applicable, pursuant to this Agreement as of such dates. " CDOR Benchmark " means, initially, CDOR; provided that if a replacement of the CDOR Benchmark has occurred pursuant to this Section 4.04, then "CDOR Benchmark" means the applicable CDOR Benchmark Replacement to the extent that such CDOR Benchmark Replacement has replaced such prior benchmark rate. Any reference to "CDOR Benchmark" shall include, as applicable, the published component used in the calculation thereof. " CDOR Benchmark Replacement " means, for any CDOR Available Tenor: (A) For purposes of Section 4.04(a) the first alternative set forth below that can be determined by the Administrative Agent: (I) the sum of: (I) Term CORRA and (II) 0.29547% (29.547 basis points) for a CDOR Available Tenor of one - month's duration, and 0.32138% (32.138 basis points) for a CDOR Available Tenor of three - months' duration, or (II) the sum of: (I) Daily Compounded CORRA and (II) 0.29547% (29.547 basis points) for a CDOR Available Tenor of one - month's duration, and 0.32138% (32.138 basis points) for a CDOR Available Tenor of three - months' duration; and (B) For purposes of Section 4.04(b) , the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and Magna as the replacement for such CDOR Available Tenor of such CDOR Benchmark giving due consideration to any evolving or then - prevailing market convention, including any applicable recommendations made by the CDOR Relevant Governmental Body, for Canadian dollar denominated syndicated credit facilities at such time; provided that, if the CDOR Benchmark Replacement as determined pursuant to clause (A) or (B) above would be less than the CDOR Floor, the CDOR

4127 - 7329 - 8245.7 - 7 - Benchmark Replacement will be deemed to be the CDOR Floor for the purposes of this Agreement and the other Loan Documents. " CDOR Benchmark Replacement Conforming Changes " means, with respect to any CDOR Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Prime Rate," the definition of "Business Day," the definition of "Interest Period," timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters, including with respect to the obligation of the Administrative Agent to create, maintain or issue Bankers’ Acceptances) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such CDOR Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such CDOR Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). Without limiting the foregoing, CDOR Benchmark Replacement Conforming Changes made in connection with the replacement of CDOR with a Benchmark Replacement may include the implementation of mechanics for borrowing loans that bear interest by reference to the CDOR Benchmark Replacement, to replace the creation or purchase of drafts or Bankers’ Acceptances. " CDOR Benchmark Transition Event " means, with respect to any then - current CDOR Benchmark other than CDOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then - current CDOR Benchmark, the regulatory supervisor for the administrator of such CDOR Benchmark, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such CDOR Benchmark, a resolution authority with jurisdiction over the administrator for such CDOR Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such CDOR Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all CDOR Available Tenors of such CDOR Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any CDOR Available Tenor of such CDOR Benchmark or (b) all CDOR Available Tenors of such CDOR Benchmark are or will no longer be representative of the underlying market and economic reality that such CDOR Benchmark is intended to measure and that representativeness will not be restored. " CDOR Floor " means any amount agreed to in writing at any time by Magna and the Administrative Agent.

4127 - 7329 - 8245.7 - 8 - " CDOR Relevant Governmental Body " means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto . " CORRA " means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator). " Daily Compounded CORRA " means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the CDOR Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a CDOR Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA. " Term CORRA " means, for the applicable corresponding tenor, the forward - looking term rate based on CORRA that has been selected or recommended by the CDOR Relevant Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Administrative Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an interest period determined by the Administrative Agent in its reasonable discretion in a manner substantially consistent with market practice. " Term CORRA Notice " means the notification by the Administrative Agent to the Lenders and Magna of the occurrence of a Term CORRA Transition Event. " Term CORRA Transition Date " means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Lenders and Magna, for the replacement of the then - current CDOR Benchmark with the CDOR Benchmark Replacement described in clause (A)(I) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice. " Term CORRA Transition Event " means the determination by the Administrative Agent that (a) Term CORRA has been recommended for use by the CDOR Relevant Governmental Body, and is determinable for any CDOR Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Administrative Agent and (c) a CDOR Benchmark Replacement, other than Term CORRA, has replaced CDOR in accordance with Section 4.04(a).”

4127 - 7329 - 8245.7 - 9 - 4. Representations and Warranties In order to induce the Administrative Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof: (a) the representations and warranties set out in Article 7 of the Credit Agreement shall be true and correct in all material respects on the date of this Amending Agreement as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct in all material respects as at such date or for such period of time; (b) all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amending Agreement by each Borrower. Each Borrower has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of each Borrower enforceable against it by the Agents and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and (c) as of the date hereof and after giving full force and effect to the amendments to the Credit Agreement provided for in this Amending Agreement, no Default or Event of Default exists. 5. Asian Facility – Tranche C The Asian Borrowers, the Asian Agent and the Tranche C Lenders hereby confirm and agree that Tranche C is hereby cancelled and terminated and the Asian Facility Agreements are hereby terminated. The Asian Agent confirm its resignation and the parties hereto accept such resignation. The Asian Borrowers shall pay on the date hereof to the Asian Agent and the Tranche C Lenders all amounts that are due and owing pursuant to the Asian Facility Agreements. 6. Commitment Amounts The parties hereto agree that Schedule F of the Credit Agreement is deleted in its entirety and replaced with Schedule F attached to this Amending Agreement. 7. Confirmation of Magna Guarantee Magna hereby acknowledges, confirms and agrees that, notwithstanding this Amending Agreement (i) the Magna Guarantee continues in full force and effect, and constitutes a legal, valid and binding obligation of Magna enforceable against it in accordance with its terms, and (ii) the Magna Guarantee is hereby ratified and confirmed.

4127 - 7329 - 8245.7 - 10 - 8. Conditions Precedent This Amending Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Administrative Agent and the Lenders, acting reasonably: (a) this Amending Agreement shall be executed and delivered by the Borrowers, the Agents and the Lenders; (b) receipt by the Administrative Agent on behalf of the extending Lenders of a fee equal to 2 bps on their respective Commitment; (c) the Administrative Agent and each Lender shall have received all such other documents, instruments and agreements as may reasonably be required by it. 9. Expenses The Borrowers shall pay all reasonable fees and expenses incurred by the Agents and the Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement. 10. Continuance of the Loan Documents and the Credit Agreement The Loan Documents and the Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amending Agreement. 11. Counterparts This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same agreement. 12. Governing Law This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns in accordance with the provisions of Section 1.08 of the Credit Agreement. 13. Severability If any term or provision of this Amending Agreement or the application thereof to any party or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement. [Remainder of page intentionally left blank]

Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7 Title: Per: e: IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above. MAGNA INTERNATIONAL INC. Per: Name: Paul Brock Title: me: Per: Title: Per: e: MAGNA TREASURY SERVICES LP, by its general partner, MAGNA TREASURY SERVICES INC. Per: Name: Paul Brock Vice President & Tr Patrick W.D. McCa nn Executive Vice President & CFO President Pat McCann Patrick W.D. McC Name: Paul Brock Vice President & Treasurer Name Title: Vice President & T easurer Per: Na e Pat McCan Title: Executive Vice President MAGNA INTERNATIONAL OF AMERICA, INC. Name Title: Patrick W.D. McCann Executive Vice President & CFO

4127 - 7329 - 8245. 7 MAGNA INTERNATIONAL INVESTMENTS S.A. (} Pe" ) Na e: - P'8 Dt *1&( Pe# T $ e: MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V. Pe#: Na e: T $ e: Pe#: Na!e: T $ e: MAGNA INTERNATIONAL (HONG KONG) LIMITED Pe#: Na!e: Ti$ e: Pe#: Na!e: T % e: Sixth Amendment to Credit Agreement (Magna)

Title: Per: e: MAGNA INTERNATIONAL INVESTMENTS S.A. Per: Name: Title: Per: Name: Title: MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V. Per: Name: Paul Brock D MAGNA INTERNATIONAL (HONG KONG) LIMITE Per: Name: Title: Per: e: Nam Title: Power of Attorney Patrick W.D. McC Paul Brock Vice President & T reasurer Patrick W.D. McCa Name Title: Power of Attorney atr ck W.D. McCann Power of Attorney Patrick W.D. McC nn Executive Vice President & CFO Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

Title: Per: me: MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD. Per: Name: Paul Brock : Na me: Title: MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD. Per: Name: Paul Brock Title Vice President & Treasurer Per: GUANGDONG MAGNA AUTOMOTIVE MIRRORS CO., LTD. Per: Name: Tit le: ame: Title: Vice President & T reasurer Patrick W.D. Mc Patrick W.D. McCa Executive Vice President & CFO Vice President Patrick W.D. Mc Executive Vice President & CFO e Patrick W.D. McC nn Na e Title: Patrick W.D. McCann Executive Vice President & CFO Paul Brock ce res en & Treasurer Per: N me Patrick W.D. M Cann Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

**MAGNA AUTOMOTIVE MIRRORS (SHANGHAI) CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

**COSMA AUTOMOTIVE (SHANGHAI) CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

**MAGNA CLOSURES (KUNSHAN) CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

*Sixth Amendment to Credit Agreement (Magna)*

4127-7329-8245.7

**MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

**MAGNA ELECTRONICS (ZHANGJIAGANG) CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

**MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

*Sixth Amendment to Credit Agreement (Magna)*

*4127-7329-8245.7*

**MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

**MAGNA MIRRORS (TAICANG) AUTOMOTIVE TECHNOLOGY CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

**MAGNA POWERTRAIN (TIANJIN) CO., LTD.**

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

Per: ______________________________

Name: Patrick W.D. McCann
Title: Executive Vice President & CFO

*Sixth Amendment to Credit Agreement (Magna)*

*4127-7329-8245.7*

Title: Per: e: Nam Title: THE BANK OF NOVA SCOTIA, as Administrative Agent Per: Name: Clement Yu Director Ryan Moonilal Ryan Moonila Associate Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

e: Nam Title: THE BANK OF NOVA SCOTIA, as European Agent Per: Name: Clement Yu Title: Director Per: Ryan Moonilal Ryan Mooni a Associate Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

F NOVA SCOTI ender Name: Name: Andrew Moral Director THE BANK O NOVA SCOTIA, as Tranche A - 1 Lender Per: Andrew Moral es Title: Director Per: Nora Rihani Title: Associate Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

NOVA SCOTIA ender Name: Title: ndrew Morale THE BANK OF NOVA SCOTIA, as Tranche A - 2 L nder Per: Name: A ndrew Morale s Title: D irector Per: Nora Rihani Associate Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

NOVA SCOTIA ender Name: Title: Per: Name: Title: Andrew Morale irector THE BANK OF NOVA SCOTIA, as Tranche A - 3 L nder Per: ndrew Morale s D Nora Rihani Associate Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

SCOTIABANK INVERLAT, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT, as Tranche B Lender

Per: Fabiola Palacio V.
Name: Fabiola Palacio Vaca
Title: Attorney in Fact

Per: ______________________
Name: Luis Michel Lugo Piña
Title: Attorney in Fact

4127-7329-8245.6

Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Agent Name: Title: Per: Name: Title: CITICORP INTERNATIONAL LIMITED, as Asian Agent Per: Edmond Pang Vice President

4127 - 7329 - 8245.6 CITIBANK, N.A., CANADIAN BRANCH, as Tranche A - 1 Lenj ! ; : : Per: tf4 Ti!le: Name: Ni%o#sha Zarinpo$r A$"hori Signer Per: Name: Ti!le: Sixth Amendment to Credit Agreement (Magna)

Sixth Amendment to Cred;t Agreement (Magna) 4127 7329 - 8245.5

4127 - 7329 - 8245. 5 Per: n Name : S Title : Vi t Sixth Amendment to Credit Agreement (Magna)

4127 - 7329 - 8245. 6 BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A - 1 Lender Per: Nam ೦ i an P ummer Title: Director Per: Name: T t e: Sixh Amendment to Credit Agreement (Magna)

Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 BANK OF AMERICA, N.A., as Tranche A - 2 Lender Per: Name: Brian Lukehart Title: Managing Director

4127 - 7329 - 8245.6 Per: BANK OF AMERICA, N.A., LONDON BRANCH, as Tranche A - 3 Lender Per: Name: Fiona Malits Title: Director Name: Title: Sixth Amendment to Credit Agreement (Magna)

ame: Nicolas Brazeau BNP PARIBAS, acting through its Canada branch, as Tranche A - 1 Lender Per: Name: Rod O’Hara Title: Managing Director Per: N me: Nicolas Brazeau Title: Director Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

BNP PARIBAS, acting through its Canada branch, as Tranche A - 2 Lender Per: Name: Rod O’Hara Title: Managing Director Per: Name: Nicolas Brazeau Title: Director Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

4127 - 7329 - 8245.6 BNP PARIBAS SA, NETHERLANDS BRANCH, as Tranche - Lender Per: Name: T tle: Per: ,'!f.lJ 6 l)e f G()J./0o vA,J o/:f \ (J - - At1oc Sixth Amendment to Credit Agreement Magna)

EXPORT DEVELOPMENT CANADA, as Tranche A - 1 Lender Per: Name: Lorina Green Title: Sr. Financing Manager Per: Name: Camille Poirier Title: Financing Manager Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

EXPORT DEVELOPMENT CANADA, as Tranche A - 2 Lender Per: Name: Lorina Green Title: Sr. Financing Manager Per: Name: Camille Poirier Title: Financing Manager Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

EXPORT DEVELOPMENT CANADA, as Tranche A - 3 Lender Per: Name: Lorina Green Title: Sr. Financing Manager Per: Name: Camille Poirier Title: Financing Manager Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

e: ame: le: Natasha V Stephen Redding CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 1 Lender Per: Nam Natasha Vujcic Title: Director Per: N me Stephen Redding Tit Managing Director Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

me: me: Na Titl e: Natasha Stephen Redding Managing Director CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 2 Lender Per: Na e atasha Vujcic Title: Director Per: Stephen Redding anaging Director Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

me: ame: le: Natasha V Stephen Redding CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 3 Lender Per: Na atasha ujcic Title: Director Per: N Stephen Redding Tit Managing Director Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

r Name: Title: Per: Name: Title: ROYAL BANK OF CANADA, as Tranche A - 1 Lender Per: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Chris Cowan Authorized Signatory

r Title: Per: Name: Title: ROYAL BANK OF CANADA, as Tranche A - 2 Lende Per: Name: Chris Cowan Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Authorized Signatory

Title: Per: Name: Title: ROYAL BANK OF CANADA, as Tranche A - 3 Lender Per: Name: Chris Cowan Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Authorized Signatory

THE TORONTO - DOMINION BANK, as Tranche A - 1 Lender Per: ame: ame: N me Tim Thomas Title: Managing Director Per: Na Aman Cheema Title: Vice President Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

TORONTO - DO he A - 3 Lender THE ORONTO - DOMINION BANK, as Tranche A - 3 Lender Per: Name: Philip Bates Title: Managing Director, Head of European Credit Origination Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

THE TORONTO - DOMINION BANK, NEW YORK BRANCH, as Tranche A - 2 Lender Per: Name: Tyrone Nicholson Title: Authorized Signatory Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

BANK OF MONTREAL, as Tranche A - 1 Lender Per: Name: Benjamin Suissa Title: Vice President Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

BANK OF MONTREAL, CHICAGO BRANCH, as Tranche A - 2 Lender Per: Na me: Title: Per: Name: Title: Andrew Berryman Director e Andrew B ryman Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Title: BMO LONDON BRANCH, as Tranche A - 3 Lender Per: Name: Richard Pittam Title: Managing Director Per: Name: Scott Matthews CFO Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

WELLS FARGO BANK, N.A., CANADIAN BRANCH as Tranche A - 1 Lender Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Per: Name: T tre:

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Tranche A - 2 Lender Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Per: k c2: :: Na ri e: ik,A• BtAci - l A ೦ Per: Name: Tit e:

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Tranche A - 3 Lender Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Per: Name: T tle:

COMMERZBANK AG, NEW YORK BRANCH,
as Tranche A-1 Lender

Per: ______________________
Name: Thomas Devitt
Title: Director

Per: ______________________
Name: Jeff Sullivan
Title: Vice President

4127-7329-8245.6

COMMERZBANK AG, NEW YORK BRANCH,
as Tranche A-2 Lender

Per: ________________________
Name: Thomas Devitt
Title: Director

Per: ________________________
Name: Jeff Sullivan
Title: Vice President

4127-7329-8245.6

COMMERZBANK AG, as Tranche A - 3 Lender Per: Per: 4127 - 7329 - 8245.6

HSBC BANK CANADA, as Tranche A - 1 Lender Per: Name: Anthony Reid Title: Vice President, Global Banking Per: Name: James Sanders Title: Director, Global Banking Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

HSBC BANK CANADA, as Tranche A - 2 Lender Per: Name: Anthony Reid Title: Vice President, Global Banking Per: Name: James Sanders Title: Director, Global Banking Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

HSBC BANK CANADA, as Tranche A - 3 Lender Per: Name: Anthony Reid Title: Vice President, Global Banking Per: Name: James Sanders Title: Director, Global Banking Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Per: Name: Title: Per: Name: Title: ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, as Tranche A - 1 Lender Digitally signed by PAUL - EMMANUEL AERTS (Qualified Signature) Date: 2023.04.19 16:24:18 +02'00' Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Per: Name: Title: Per: Name: Title: ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, as Tranche A - 3 Lender Digitally signed by PAUL - EMMANUEL AERTS (Qualified Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Signature) Date: 2023.04.19 17:06:27 +02'00'

Per: Name: Title: Per: Name: Title: ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, as Tranche A - 2 Lender Digitally signed by PAUL - EMMANUEL AERTS (Qualified Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Signature) Date: 2023.04.19 17:05:30 +02'00'

4127 ೦ 7329 - 8245. 6 JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, a& T$a"c! A - 1 L #d % Name: Title: Sixth Amendment o Credit Agreement (Magna)

JPMORGAN CHASE BANK, N.A., as Tranche A - 2 Lender Per: ame: Name Marlon Mathews Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6 Title: Executive Director Per: Name: Title:

JPMORGAN CHASE BANK N.A., LONDON BRANCH, as Tranche A - 3 Lender Per: Name: Title: Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

RAIFFEI Tranche 4127 - 7329 - 8245.6 Per: Name: T tle: Per: INTERNATIONAL AG, as ou ek Sixth Amendment to Cedit Agreement (Magna}

Per: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245. 6 Per: Mart na Soudek Oirecror Name: Title: nw le:

Per: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245. 6 Per: RAIFFEISEN B1 Tranche A - 3 Le ೦ ೦ - Martina Soudek Director Name: T tle: Ar m m Geg emb oue r 

Raymond Qiao Executive Vice Pr BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 1 Lender Per: Name: Raymond Qiao Title: Executive Vice President Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Title: Per: Name: Title: Raymond Qiao Executive Vice Pr BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 2 Lender Per: Name: Raymond Qiao Executive Vice President Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Title: Per: Name: Title: Raymond Qiao Executive Vice Pre BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 3 Lender Per: Name: Raymond Qiao Executive V ce President Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Per: Name: Pinyen Shih Title: Executive Director INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A - 1 Lender Digitally signed by: Xuan Zhang Date: 2023.04.18 Per: 17:27:53 - 05'00' Name: Xuan Zhang Title: AVP Digitally signed by: Pinyen Shih Date: 2023.04.18 17: 34:38 - 05'00' Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

NADA) INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA , as Tranche A - 1 Lender Per: Name: Harry Han Title: Regional Head, Corporate Banking Department Per: Name: Sherry Cao Title: Director, Corporate Banking Department Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.7

Per: Name: Xuan Zhang Title: AVP Per: Title: Executive Director INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A - 3 Lender Digitally signed by: Xuan Zhang Date: 2023.04.18 17:28:11 - 05'00' Digitally signed by: Pinyen Shih Date: 2023.04.18 17: 35:01 - 05'00' Name: Pinyen Shih Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

Per: Name: Xuan Zhang Title: AVP Per: Title: Executive Director INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A - 2 Lender Digitally signed by: Xuan Zhang Date: 2023.04.18 17:28:02 - 05'00' Digitally signed by: Pinyen Shih Date: 2023.04.18 17: 34:52 - 05'00' Name: Pinyen Shih Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

GOLDMAN SACHS BANK USA, as Tranche A - 1 Lender Per: Name: Jonathan Dworkin Title: Authorized Signatory Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

GOLDMAN SACHS BANK USA, as Tranche A - 2 Lender Per: Name: Jonathan Dworkin Title: Authorized Signatory Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

ame: Jonathan D GOLDMAN SACHS BANK USA, as Tranche A - 3 Lender Per: N me Jonathan Dworkin Title: Authorized Signatory Per: Name: Title: Sixth Amendment to Credit Agreement (Magna) 4127 - 7329 - 8245.6

SCHEDULE F COMMITMENT AMOUNTS TRANCHE A Commitment Tranche A - 2 Lender Commitment Tranche A - 1 Lender The Bank of Nova Scotia Cit bank, N.A. Bank of America, N.A., BNP Paribas Export Development Canada Goldman Sachs USA Canadian Imperial Bank of Commerce Royal Bank of Canada The Toronto - Dominion Bank, New York Branch Bank of Montreal, Chicago Branch Wells Fargo Bank, N.A. Canada Branch Commerzbank AG, New York Branch HSBC Bank Canada ING Bank N.V., Amsterdam, Lancy/Geneva Branch JPMorgan Chase Bank, N.A. Raiffeisen Bank International AG Bank of China, New York Branch Industrial and Commercial Bank of China Limited, New York Branch The Bank of Nova Scotia Cit bank, N.A., Canadian Branch Bank of America, N.A., Canada Branch BNP Paribas Export Development Canada Goldman Sachs USA Canadian Imperial Bank of Commerce Royal Bank of Canada The Toronto - Dominion Bank Bank of Montreal Wells Fargo Bank, N.A. Canada Branch Commerzbank AG, New York Branch HSBC Bank Canada ING Bank N.V., Amsterdam, Lancy/Geneva Branch JPMorgan Chase Bank, N.A., Toronto Branch Raiffeisen Bank International AG Bank of China, New York Branch Industrial and Commercial Bank of China Limited, New York Branch Industrial and Commercial Bank of China (Canada) U.S.$150,000,000 TRANCHE A - 2 COMMITMENT AMOUNT U.S.$1,700,000,000 TRANCHE A - 1 COMMITMENT AMOUNT 4127 - 7329 - 8245.7

- 2 - TRANCHE A Commitment Tranche A - 3 Lender The Bank of Nova Scotia Cit bank, N.A., London Branch Bank of America, N.A, London Branch BNP Paribas Fortis SA, Netherlands Branch Export Development Canada Goldman Sachs Bank USA Canadian Imperial Bank of Commerce Royal Bank of Canada The Toronto - Dominion Bank, London Branch BMO London Branch Wells Fargo Bank, N.A. Canada Branch Commerzbank Frankfurt AG HSBC Bank Canada ING Bank N.V., Amsterdam, Lancy/Geneva Branch JPMorgan Chase Bank N.A., London Branch Raiffeisen Bank International AG Bank of China, New York Branch Industrial and Commercial Bank of China Limited, New York Branch U.S.$700,000,000 U.S.$2,550,000,000 TRANCHE A - 3 COMMITMENT AMOUNT TRANCHE A COMMITMENT AMOUNT TRANCHE B Commitment Tranche B Lender Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat TRANCHE B COMMITMENT AMOUNT 4127 - 7329 - 8245.7